                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                         (Amendment No.       2      )*


                               O'Charleys, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  670823103
                                -------------
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP No. 670823103                                                                               Page 2 of 5 Pages
-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 St. Denis J. Villere & Company
                 I.R.S. Identification No. 72-0343760
-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)  /   /                (b)  / X /
-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OR ORGANIZATION
                 Louisiana
-------------------------------------------------------------------------------------------------------------------
NUMBER OF        5.       SOLE VOTING POWER
                                           None
SHARES           --------------------------------------------------------------------------------------------------

BENEFICIALLY     6.       SHARED VOTING POWER
                                           910,150
OWNED BY         --------------------------------------------------------------------------------------------------

EACH             7.      SOLE DISPOSITIVE POWER
                                           None
REPORTING        --------------------------------------------------------------------------------------------------

PERSON           8.       SHARED DISPOSITIVE POWER
                                           910,150
WITH             --------------------------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 910,150 Shares
-------------------------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                 N/A
-------------------------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 10.61%
-------------------------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                 IA
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of O'Charleys, Inc., a Tennessee corporation (the "Issuer"), whose principal executive offices are located at 3038 Sidco Drive, Nashville, TN 37204.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G is St. Denis J.
Villere & Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)     Title of Class of Securities:  Common

         (e)     CUSIP Number:  670823103

ITEM 3.

         The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  Ownership.

         (a) - (c)        As of December 31, 1997, the Partnership was deemed
to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
------           ------------              -----            -----            ------------     ------------

910,150          10.61%                      0              910,150             0             910,150





                               Page 3 of 5 pages

ITEM 5.  Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 In addition to the Partnership, one hundred forty (140) shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.  Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                               Page 4 of 5 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:       January 23, 1998
       --------------------------

                                             ST. DENIS J. VILLERE & COMPANY,
                                             A LOUISIANA PARTNERSHIP
                                             IN COMMENDAM



                                             By:    /s/ GEORGE G. VILLERE
                                                  -----------------------------
                                                    George G. Villere
                                                    General Partner




                               Page 5 of 5 pages